SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (“Amendment No. 4”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008, Amendment No. 2 on September 10, 2008, and Amendment No. 3 on September 11, 2008 (as amended from time to time, the “Schedule 14D-9”) by Longs Drug Stores Corporation (the “Company”), a Maryland corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”) for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“In early to mid 2007, Mr. Jeffrey A. Rein, the Chairman and Chief Executive Officer of Walgreens, informally contacted Mr. Warren F. Bryant, the Chairman, President and Chief Executive Officer of the Company, regarding the Company and expressed an interest in a potential business combination transaction. Mr. Bryant responded that the Company was executing on its plans and believed it could create additional value for shareholders through those plans. No further conversations between the parties took place at that time.

In April 2008, Mr. Rein contacted Mr. Bryant and proposed a meeting regarding a potential business combination transaction between the two companies with a per share value in the $62-65 range. On April 19, 2008, the Board of Directors of the Company held a meeting and reviewed various strategic options with management, Wachtell, Lipton, Rosen & Katz (“WLRK”), the Company’s outside legal advisors, and J.P. Morgan Securities, Inc. (“JPMorgan”), the Company’s financial advisor. Mr. Bryant also informed the Board and WLRK and JPMorgan of his discussions with Walgreens. Mr. Bryant disclosed that the CEO of Walgreens had offered him a position on Walgreens’ board. Mr. Bryant informed the Board that he informed Walgreens that it was premature to discuss any potential role on Walgreens’ board for himself or any other director. Following discussion, the Board informed Mr. Bryant that it did not believe that the valuation range proposed by Walgreens fully valued the Company, but instructed Mr. Bryant that he should continue to negotiate with Walgreens for a higher price.

On April 23, 2008, Mr. Bryant called Mr. Rein to discuss the proposed transaction. Mr. Bryant expressed to Walgreens that he did not believe that the valuation range proposed by Walgreens fully valued the Company and stated that given that Walgreens was a competitor to the Company, the Company would not be interested in any potential transaction with Walgreens unless Walgreens took the risk of nonconsummation of a transaction for regulatory reasons. Walgreens is second only to Longs in the number of pharmacy counters operated in Northern California and approximately 63% of Longs mainland counters are within 2 miles of a Walgreens’ location. Walgreens has also announced its intention to aggressively expand its presence in Hawaii, an area where Longs is currently the largest operator of pharmacy counters by a wide margin. In fact, following a Longs-Walgreens transaction, the combined entity would operate over twice as many pharmacy counters in Northern California as Rite Aid, the nearest remaining competitor. As a result, the Company believed that a transaction with Walgreens, if it cleared FTC review at all, could take nine months or longer to clear, and there was a substantial risk that it could take twelve months or even longer. Furthermore, the Company believed that there was a material risk that the FTC, the Attorney General of California and possibly the Attorneys General of Hawaii and Nevada would insist on significant divestitures. Mr. Rein informed Mr. Bryant that they would need to receive diligence information prior to proposing any specific potential transaction but that he understood the Company’s concern regarding regulatory approvals.

On April 24, 2008, Mr. Rein called Mr. Bryant and informed him that Walgreens would be willing to offer up to $67-70 per share, but was unwilling to commit to taking the regulatory risk prior to completing additional due diligence. Mr. Rein also indicated that he would be presenting the proposal to the Board of Directors of Walgreens. Mr. Bryant informed Mr. Rein that any proposal would have to value the Company above the proposed range and, among other things, would have to commit to take the regulatory risk. Mr. Bryant indicated that he would need to brief the Company’s Board on Walgreens’ revised proposal. Following this meeting, Mr. Bryant briefed the lead director and other members of the Company’s Board, WLRK and JPMorgan regarding his discussions with Walgreens.

On April 26, 2008, Mr. Bryant called Mr. Rein and indicated that he did not believe the Company would be interested in a transaction below $70 per share range, and without Walgreens agreeing to take all of the regulatory risk and committing to complete due diligence quickly. Mr. Rein indicated that Walgreens may be willing to make a proposal in the proposed valuation range but was not yet able to commit to take the regulatory risk.

On April 29, 2008, Mr. Rein called Mr. Bryant and indicated that Walgreens was prepared to offer the Company $70 per share, but had not determined whether or not it could take all of the regulatory risk and would not be willing to increase the price further. Mr. Rein suggested that both parties consult with their legal advisors regarding the regulatory risk. Following this meeting, Mr. Bryant briefed the lead director and other members of the Company’s Board, WLRK and JPMorgan regarding Walgreens’ revised proposal.

On May 2, 2008, Mr. Bryant called Mr. Rein to discuss the status of the negotiations. Mr. Rein suggested that the party’s legal advisors meet to discuss the regulatory risk. Mr. Bryant reiterated that Walgreens must commit to take all of the regulatory risk.

On May 5, 2008, Mr. Rein called Mr. Bryant to discuss the regulatory risk. Mr. Rein indicated that he was considering the issue further and might be willing to commit to take regulatory risk if the Company would enter into a confidentiality agreement with Walgreens and provide diligence information to evaluate such risk. Mr. Rein indicated he would get back to Mr. Bryant later in the week.

On May 8, 2008, Mr. Rein called Mr. Bryant and indicated that Walgreens was not yet willing to take on all of the regulatory risk and requested that the Company provide diligence information to evaluate such risk but suggested that Walgreens might accept the regulatory risk if it received this diligence information.

On May 9, 2008, Mr. Rein called Mr. Bryant to discuss the general state of the California economy, the California state budget cuts and indicated that he would need more time to consider the regulatory risk.

On May 17, 2008, Mr. Rein called Mr. Bryant to suggest a conversation between the two parties’ respective regulatory counsel to resolve the issue and suggested that they enter into a joint defense agreement with respect to the investigation of any regulatory approvals or divestitures that may be required in connection with a potential transaction. Mr. Bryant indicated that he would consider Walgreens’ proposal.

On May 19, 2008, Mr. Bryant called Mr. Rein and indicated that the Company would be willing to enter into a joint defense agreement and to provide Walgreens with due diligence material in connection with the investigation of any regulatory risk. On May 21, 2008, Walgreens and its outside legal and economic advisors entered into a joint defense and confidentiality agreement with the Company and WLRK.

Over the next several weeks, the Company provided Walgreens and its advisors with due diligence materials to evaluate the potential regulatory risk associated with the proposed transaction and continued to discuss such matters. At the request of Walgreens’ counsel, the Company provided Walgreens’ counsel documents with information about competitive conditions in Hawaii and California and made available certain of its management team familiar with the California and Hawaiian markets to be interviewed by Walgreens’ counsel.

On June 6, 2008, Walgreens and its legal and economic advisors and the Company and WLRK conducted a call to evaluate the potential regulatory risk associated with the proposed transaction. Walgreens indicated that they were concerned about the potential risk that the FTC would require the divestiture of a large number of stores and that they might decrease the price per share offered if they were asked to assume more regulatory risk than they wished.

On June 13, 2008, Mr. Bryant had a discussion with Mr. Rein during which time Walgreens expressed an unwillingness to assume the regulatory risk associated with a transaction between Walgreens and the Company sufficient to provide the Company with certainty that any transaction with Walgreens would be consummated. Mr. Rein also informed Mr. Bryant that he would be discussing the proposed transaction with his Board and would contact Mr. Bryant in a few weeks after he had done so.

On July 11, 2008, Walgreens indicated that it was no longer interested in pursuing a potential transaction with the Company due to, among other things, the uncertainty in California economic conditions and the regulatory risk entailed in a transaction with the Company.

On August 12, 2008, the Board approved the Merger Agreement with CVS Caremark Corporation and the transactions contemplated thereby.

On September 12, 2008, the Board received the following letter from Mr. Rein:

[Letterhead of Walgreen Co.]

Jeffrey A. Rein

Chairman and CEO

September 12, 2008

Board of Directors

Longs Drug Stores Corporation

c/o Warren Bryant

Chairman, President and Chief Executive Officer

141 North Civic Drive

Walnut Creek, CA 94596

Dear Members of the Board of Directors:

On behalf of Walgreen Co. (“Walgreens”), we are pleased to submit a proposal to acquire all of the outstanding common stock of Longs Drug Stores Corporation (“Longs”). We have carefully studied the proposed merger between Longs and CVS Caremark Corporation (“CVS”) and believe that our proposal is superior to the pending transaction with CVS.

We propose to acquire all of Longs outstanding shares of common stock at a price of $75.00 per share in cash. This price represents a $3.50 per share premium to the purchase price to be paid to your stockholders pursuant to the announced merger between Longs and CVS (the “CVS Transaction”) and a premium of approximately 39% to Longs closing stock price on August 12, 2008, the last trading day prior to the announcement of the CVS Transaction. We are prepared to agree to terms and conditions that are at least as favorable to Longs stockholders as those in the Agreement and Plan of Merger, dated August 12, 2008 (the “Merger Agreement”) with CVS. In addition to our offer price of $75.00 per share, we are prepared to pay the $115 million Termination Fee set forth in the Merger Agreement, if applicable.

We are confident that we will obtain all government approvals necessary for the transaction, including antitrust approval. In order to address any concerns, however, we would be willing to modify Section 9.02 of the Merger Agreement to provide an affirmative obligation for Walgreens to take those steps required to be taken to secure the necessary regulatory approvals to the extent that such steps involved assets of Longs representing no more than 40% of Longs’ consolidated operating profit for the twelve-month period ending January 31, 2008. In addition, we have been working with real estate investors, Lubert Adler Partners, L.P. and Klaff Realty, LP, to address any potential store sales that may be necessary in connection with the potential transaction.

As you are aware, Walgreens has had long-standing, sincere interest in Longs. Walgreens has great respect for your company and its employees and believes there is significant strategic merit to a transaction. In our prior discussions, we expressed a willingness to offer up to $70.00 per share in cash for all of the outstanding shares of common stock of Longs, which was subject to our receipt of customary due diligence materials. As you know, we were never provided with the due diligence materials.

Our proposal is subject to completion of due diligence by Walgreens and the real estate investors, satisfaction of customary closing conditions (which already are set forth in the Merger Agreement) and termination of the Merger Agreement in accordance with its terms. We will be able to complete our diligence review promptly so that upon termination of your Merger Agreement, we can quickly execute a new merger agreement. Furthermore, we have secured all internal approvals necessary for this proposal, including Board approval, and will have the necessary financing to consummate the proposed transaction without a financing contingency.

We are confident that after you have considered our proposal you will agree that its terms are substantially more attractive to your stockholders than the CVS transaction. We believe that our proposal is a “Superior Proposal,” as defined in the Merger Agreement, and at a minimum, our proposal represents a “bona fide Acquisition Proposal” that “will lead to a Superior Proposal” under the terms of the Merger Agreement. Given that, we expect that you will provide us with access to due diligence materials and meet with us regarding our proposal as soon as possible.

It was necessary to communicate our proposal to you by letter because of the provisions of the Merger Agreement. Given the importance of our proposal to our respective stockholders, we have determined to make this letter public. We would unquestionably prefer to work directly with you to complete a negotiated transaction that would produce substantial benefits for our respective stockholders. We are prepared, however, to take our transaction directly to your stockholders.

This letter constitutes a bona-fide, non-binding expression of interest on the part of Walgreens. This letter does not create or constitute any legally binding obligation, liability or commitment by Walgreens or any of our affiliates regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Longs and Walgreens.

We have engaged Goldman, Sachs & Co and Weil, Gotshal & Manges LLP to advise us in this transaction. We are ready to begin our due diligence immediately and are prepared to move forward expeditiously and devote out full efforts and resources to promptly complete a transaction.

Our proposal presents a compelling opportunity for Longs stockholders, and we look forward to hearing from you as soon as possible.

Sincerely,

/s/ Jeffrey A. Rein

On September 16, 2008, the Board received a letter from CVS setting forth CVS’ antitrust concerns associated with a Walgreens-Longs transaction. The text of such letter appears under Item 8 below.

On September 17, 2008, Mr. Bryant sent the following response to Mr. Rein:

[Letterhead of Longs]

September 17, 2008

VIA FACSIMILE

Mr. Jeffrey A. Rein

Chairman and CEO

Walgreen Co.

200 Wilmot Road, MS 2264

Deerfield, IL 60015

Dear Mr. Rein:

We have received and reviewed Walgreens’ non-binding expression of interest in purchasing Longs, as set forth in your letter dated September 12, 2008, and your request that you be provided with diligence information to pursue this interest. After carefully considering your expression of interest with our outside financial and legal advisors, our Board of Directors has determined not to furnish information to, nor have discussions and negotiations with, Walgreens.

In making its determination, the Longs Board considered a number of factors, including those described below:

•

Walgreens has previously reviewed the potential for a transaction with Longs and was not and is not now proposing to accept the inherent regulatory risks. In connection with Walgreens’ prior consideration of a transaction with Longs, your counsel received confidential diligence information to evaluate the antitrust risks presented by a potential transaction and had discussions with our counsel and management. Following your counsel’s review of this information, you and I, along with our respective outside counsel had several conversations, in which we were all aware of the potential regulatory concerns presented by a transaction between Walgreens and Longs. At that time, you stated that Walgreens was not willing to assume the antitrust risks associated with a potential transaction with Longs.

•

Walgreens has not presented a clear roadmap to completion. Given the regulatory risks associated with a Walgreens-Longs transaction, it is unlikely that any transaction between Walgreens and Longs could be consummated without undue delay, and there is a possibility that a transaction could not be consummated at all. Moreover, you have not presented any strategy or timetable to obtain regulatory approval. Assuming regulatory approvals could be obtained, we estimate that the approval process could take 9 to 12 months.

•

Walgreens is not proposing to compensate Longs stockholders for the delays in consummating a transaction. Your expression of interest indicating a potential offer of a fixed $75 per share in cash does not compensate Longs stockholders for this potential lengthy delay. As you know, our transaction with CVS Caremark has already obtained all required regulatory approvals.

•

Walgreens limited assumption of antitrust risk does not provide the certainty of consummation compared to the CVS transaction. Your proposal to divest Longs stores (and not Walgreens stores) representing up to 40% of Longs’ consolidated operating profit does not provide Longs stockholders with the certainty of consummation presented by the CVS Caremark transaction, which has already obtained all required regulatory approvals. Walgreens is second only to Longs in the number of pharmacy counters operated in Northern California and approximately 63% of Longs mainland counters are within 2 miles of a Walgreens’ location. Walgreens has also announced its intention to aggressively expand its presence in Hawaii, an area where Longs is currently the largest operator of pharmacy counters by a wide margin. Longs’ consolidated operating profit for fiscal 2008 was $164.6 million, accordingly 40% of that number is $65.8 million. After consulting with our outside counsel, we estimate that the operating profit of the stores at risk of divestiture could easily exceed this number by a substantial margin, assuming a transaction is approvable. For example, following a Longs-Walgreens transaction, the combined entity would operate over twice as many pharmacy counters in Northern California as Rite Aid, the nearest remaining competitor. In both Northern California and a number of significant metropolitan markets in which the combined company would operate, it would have market shares well above 40%.

•

The Walgreens expression of interest is non-binding. As you noted, your letter did “not create or constitute any legally binding obligation” and was not accompanied by an executable merger agreement or other document pursuant to which Longs could accept your proposal. Moreover, you have stated that Longs would be required to terminate its existing merger agreement before Walgreens will enter into a merger agreement, exposing Longs’ stockholders to the possibility that Longs could terminate the CVS transaction and never reach agreement with Walgreens.

•

The Walgreens expression of interest is conditioned on diligence and is not financed. Your expression of interest was conditioned on due diligence of both Walgreens and your real estate investors. Neither the scope nor the duration of this due diligence exercise was described. Additionally, your expression of interest was not accompanied by financing commitments that would enable our Board and stockholders to evaluate Walgreens’ ability to consummate a transaction.

Accordingly, our Board of Directors has determined that it is not in the best interests of Longs and its stockholders to furnish information to, nor have discussions and negotiations with, Walgreens and the Board has determined to continue to recommend to its stockholders that they accept the tender offer by CVS Caremark and tender their shares of Longs in that tender offer.

Very truly yours,

/s/ Warren F. Bryant

Warren F. Bryant Chairman, President and Chief Executive Officer”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

On September 16, 2008, Mr. Bryant received the following letter from Mr. Ryan:

[Letterhead of CVS]

September 16, 2008

Mr. Warren F. Bryant

Longs Drug Stores Corporation

141 North Civic Drive

Walnut Creek, California 94596

Dear Warren:

We have reviewed the letter, dated September 12, 2008, from the Chief Executive Officer of Walgreens Company, Inc. to the Board of Directors of Longs Drug Store Corporation in which Walgreens has expressed an unsolicited non-binding indication of interest to acquire Longs, subject to completion of due diligence, regulatory approval and other contingencies.

As you are aware, on August 12, 2008, CVS Caremark Corporation entered into a definitive merger agreement with Longs pursuant to which a subsidiary of CVS Caremark has commenced a cash tender offer for Longs outstanding shares at $71.50 per share. We continue to believe the CVS offer represents a full and fair price for Longs shares and stand ready to acquire Longs shares under its terms. Furthermore, having cleared all regulatory hurdles and with our offer fully financed and ready to close, we believe that our transaction is a compelling proposition for Longs shareholders and employees especially in today’s very uncertain markets, and involves no completion risk or delay.

The indication of interest from Walgreens will almost certainly result in substantial delay and entails material risk that the transaction would not receive the required regulatory approvals without forced divestitures that could well exceed the risk Walgreens now suggests it would be willing to take. In contrast, the CVS/Longs transaction presents no antitrust risk because the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) waiting period has expired without any antitrust objections being made by either the Federal Trade Commission (“FTC”) or the Attorney General’s Office of the State of California (“California AG”).

Walgreens presents a much higher level of antitrust risk than our proposed transaction. In fact, the two transactions are not at all comparable with respect to antitrust risk. CVS has essentially no presence in Northern California or Hawaii (and has made no plans to enter Hawaii) – the two areas in which Longs has a strong market position. We believe that it was these facts that led to the expiration of the HSR waiting period for the CVS/Longs transaction at the end of the initial 15 day statutory waiting period. In contrast, Walgreens has the second largest number of pharmacy counters in Northern California (Longs has the most) and has announced plans to aggressively enter Hawaii (where Longs is by far the largest and strongest pharmacy operator). In fact, we estimate that a combined Walgreens and Longs would have 40% of chain pharmacy counters in Northern California, more than twice as many pharmacy counters as its nearest remaining competitor (Rite Aid).

Walgreens proposes that it would be willing to divest “assets of Longs representing no more than 40% of Long’s consolidated operating profit for the twelve month period ending January 31, 2008.” It is notable that Walgreens appears only to contemplate divesting Longs assets – they do not offer to divest Walgreens assets or agree to conduct restrictions if needed to obtain regulatory approvals. Such limitations could hinder Walgreens’ ability to meet objections raised by the FTC or the Attorney Generals of California, Hawaii or Nevada. Even if that commitment were expanded, there is a material risk that the FTC, the California AG, and/or the Attorneys General of Hawaii and Nevada would insist on divestitures that exceeded Walgreens’ proposed limit.

When analyzing drug store combinations, the FTC evaluates the competitive effect on two groups: third party payors (e.g., HMOs, unions, state governments, the federal government, PBMs, etc.) and individuals that pay cash for prescriptions. Based on our discussions with the FTC during its review of the CVS/Longs transaction, we believe that the FTC continues to evaluate the potential competitive effects of pharmacy combinations on both groups.

According to the FTC, third party payors rely on the competition between large pharmacy chains to obtain competitive pricing for the prescriptions that they pay for on behalf of their members. See the FTC’s actions in CVS/Revco (1997); J.C. Penney/Thrift Drug (1996/97); and Rite Aid/Revco (1996). The scope of the geographic markets under this analytic framework varies based on the geographic breadth that third party payors seek, which tends to be relatively large (statewide and/or metropolitan statistical areas (MSAs)). The relevant geographic markets that the FTC has alleged include: in CVS/Revco the entire state of Virginia and the Binghamton, NY MSA; and in J.C. Penney/Thrift Drug the entire state of North Carolina and the MSAs for Charlotte, Greensboro-Winston Salem, Raleigh-Durham, and Charleston. With respect to customers that pay cash for prescriptions, the FTC takes a highly localized view of the relevant geographic market – typically individual towns. See the FTC’s action in Rite Aid/Jean Coutu (2007).

Applying this analytic framework utilized by the FTC, a combination of Walgreens and Longs would raise very serious issues with respect to the third party payor market in a number of MSAs in California, including San Francisco, Oakland, San Jose, Salinas, and Santa Cruz. As noted above, the transaction could also raise a material issue with respect to third party payors across Northern California. In each market in which the FTC finds the transaction to be anticompetitive, the FTC would likely insist on the divestiture of all or most of the locations of one party or the other in that MSA or in Northern California.

The FTC is also likely to be concerned about the Hawaii market in light of Walgreens’ announced entry into Hawaii and its publicly stated plans to open 25-30 stores in Hawaii. In situations of actual potential competition (like Hawaii in this case), the FTC will take action if (i) one of the parties has a large share of a given market, (ii) the other party is in process of entering, and (iii) no other third parties are likely to enter the given market within two years. As stated above, Longs has a large share of the Hawaiian pharmacy market. In addition, Walgreens has announced an aggressive entry program, and real estate availability and zoning restrictions make it difficult for parties to enter this market in a timely fashion. If the FTC concludes that a Walgreens/Longs transaction would have an anticompetitive effect in Hawaii, it would require divestiture of most, if not all, of the Long’s Hawaiian stores.

You have stated in your public filings that Longs permitted Walgreens’ counsel to conduct antitrust due diligence in June 2008, and in connection with this due diligence investigation, Walgreens’ counsel requested (and received) documents with information about competitive conditions in Hawaii and California, and Longs made available certain of its management team familiar with the Hawaiian and California markets to be interviewed by Walgreens’ counsel. Following this review, Walgreens’ informed Longs that at that time it was unwilling to assume the antitrust risk associated with a transaction between Walgreens and Longs.

With respect to the cash customer market, it is likely that a number of additional Longs stores would need to be divested. We would also expect that the California AG, and possibly the Hawaii and Nevada Attorneys General, would conclude that the divestiture of a number of additional Longs stores is necessary to preserve competition.

Walgreens’ expression of interest also includes reference to two real estate investment funds (Lubert Adler Partners, LP and Klaff Realty, LP). The participation of those funds would not be the route by which Walgreens could solve any antitrust problem in the transaction. It does not appear that either fund operates any pharmacy counters. Both appear to have a history of purchasing retailer locations, discontinuing the retail operations, and selling the underlying real estate to parties that often do not use the property to operate a retail location that was the same business as the shuttered store. If divestitures are required pursuant to a consent decree with the FTC, then the FTC has the discretion to approve or reject any proposed divestiture buyer. If divestitures are required because of competitive concerns, then the FTC will insist on a buyer that would continue to viably operate the divestiture stores as pharmacies. It is unlikely that the FTC would find either fund an acceptable purchaser of the divestiture stores.

Walgreens would likely have to demonstrate to the FTC that there are other buyers (i) with pharmacy experience, (ii) that are very interested in purchasing the divestiture assets, and (iii) that have the financial strength to purchase the assets without incurring excessive debt. It is not clear whether there would be any such buyer that could purchase the large number of stores that would likely need to be divested other than CVS. Rite Aid would also present competitive issues itself in many of the markets at issue. If Walgreens cannot find such a credible purchaser, then the FTC would likely refuse to let Walgreens and Longs consummate their transaction without finding an acceptable buyer or may appoint a trustee to ensure that the pharmacies go to purchasers who can successfully sustain the business. If Walgreens were unable to find such a buyer, then the FTC would refuse to clear the transaction and would sue to enjoin the transaction if necessary.

With respect to delay, it is notable that Walgreens’ expression of interest did not address the timing of the regulatory review process, nor did Walgreens commit to take prompt actions to resolve any concerns raised by the FTC or the Attorneys General. In the prior FTC actions, the FTC required the parties to have a pre-approved buyer before allowing the transactions to close. In the most recent action, Rite Aid/Jean Coutu, the FTC process took nine months to complete and Rite Aid had agreements with five drug store operators, including Walgreens, to purchase the divestiture assets. Thus, we would expect that even if Walgreens is able to convince the FTC and the Attorneys General that divestitures should be below the proposed 40% limit, such a process could well take nine months, and there is a substantial risk it could take significantly longer. In contrast, from an antitrust perspective, CVS is free to close its offer now.

In summary, the Walgreens proposal entails meaningful completion risk and almost certainty of significant delay. We look forward to completing our transaction on an expeditious basis and welcoming our Longs colleagues to CVS Caremark.

Sincerely,

/s/ Thomas M. Ryan

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: September 17, 2008